Exhibit 99(b)

              2007 Summary Annual Report

yesterday
today
tomorrow

past forward
The world is changing before our eyes.
Populations are growing. Incomes in developing nations are rising. Appetites are shifting. Cities are expanding. Farmland per capita is shrinking. Climate change is a growing concern.
With these changes come challenges – challenges to feed a growing population, to provide healthier food to developing nations, to produce more on less land, to offer more sustainable energy alternatives. Challenges that require foresight, hindsight and insight to solve.
As the world’s largest fertilizer company, PotashCorp plays an essential role in meeting those challenges. We find solutions by looking back and looking forward. Using ancient mineral deposits, we have built a company that helps feed the world today while eyeing future growth. Building on almost 20 years of planning, we’re investing now to be ready for coming opportunities. Learning from the past, we operate sustainably to preserve resources for future generations.
By using the past to prepare for the present and future, we are playing our part in a changing world...
yesterday, today and tomorrow.
Source: United Nations

Company Profile	Our Strategy

PotashCorp is an integrated producer of fertilizer, industrial and animal feed products. We are the world’s largest fertilizer enterprise, producing the three primary plant nutrients: potash, nitrogen and phosphate. Among these, potash – the primary focus of our business – delivers the highest-quality earnings.

With large low-cost potash operations, plans to significantly expand capacity, and strategic global investments, we have an unmatched ability to meet the needs of North America and growing offshore markets.

Committed to seeking earnings growth and minimizing volatility, we employ a Potash First strategy, focusing our capital – internally and through investments – to build on our world-class potash assets and meet the rising global demand for this vital nutrient. By investing in potash capacity while producing to meet market demand, we create the opportunity for significant growth while limiting downside risk.

We complement our potash operations with focused nitrogen and phosphate businesses that emphasize the production of high-margin products with stable and sustainable earnings potential.

essential nutrients

YESTERDAY, TODAY AND TOMORROW

Each time a crop is harvested, it takes some of the soil’s nutrients with it. Fertilizers replace those nutrients so the soil can continue to produce healthy crops.

For more than a century, the application of mineral fertilizer has been instrumental in improving agricultural production throughout the world. Today, fertilizers account for more than one-third of all crop yields.

With growing populations, improving diets and declining per capita arable land, sustainable increases in agricultural production will require maximizing crop yields. This can only be achieved with the proper use of fertilizers.

NUTRIENTS

Potash	K	Nitrogen	N	Phosphate	P

Source		Source		Source

Mined from deposits left behind by evaporated prehistoric seas		Synthesized from air using steam and natural gas		Mined from deposits containing ancient sea fossils

Uses and Benefits		Uses and Benefits		Uses and Benefits

Fertilizer:		Fertilizer:		Fertilizer:
Improves root strength and helps plants fight stress, disease and injury		Basic building block for proteins and enzymes in all living cells		Critical to photosynthesis and other key energy reactions in plants

Enhances taste, color and texture of crops and increases yields		Speeds the growth of plant roots, stalks and vines		Speeds crop maturity and reproduction and increases yields

Feed:		Feed:		Feed:
Aids animal growth and milk production		Essential to RNA, DNA and cell maturation		Necessary for skeletal development and repair of animal muscles

Industrial:		Industrial:		Industrial:
Used in computer and TV screens, soaps, de-icers, water softeners		Used in plastics, resins, adhesives		Used in soft drinks, food products, metal treatment

L E T T E R T O S H A R E H O L D E R S	3

WILLIAM J. DOYLE, PRESIDENT AND CEO
The successes your company enjoyed in 2007 can be traced back to our visits to China more than two decades ago. That is when the seeds of opportunity for our fertilizer business were planted and where the roots of PotashCorp’s long-term strategy took hold.
Particularly vivid are memories of the hospitality and ambitions of our hosts, as we were offered the finest food available in the country at that time. It was abundantly clear that few in China were then able to enjoy the quality of food we had come to expect in North America – a situation the country was eager to remedy. We knew this would be a foothold on which to build our fertilizer business and would have an impact on long-term issues of global food production and human development.
Today when we visit China, we see people enjoying beef, pork, poultry and fish that can rival food produced anywhere in the world. This reflects a fundamental shift that is taking hold, most notably among the growing populations in China, India and Southeast Asia. With strengthening economies in these regions, more people have higher incomes and their first opportunity to improve their standard of living – and, specifically, the quality of their diets.
These changing conditions are increasing the demand for crops used for food, animal feed, fiber and, more recently, fuel. With that demand comes a growing need for fertilizer ingredients – especially potash. This has spurred a surge of demand-driven growth for PotashCorp.
After years of patient and steady steps forward, we are now growing by significant leaps. In 2007, we achieved:
•	earnings of more than $1.1 billion, a fourth consecutive annual record;

•	record gross margin in each of our three nutrients; and

•	a 201 percent increase in our share price.
More importantly, we are operating from a foundation that puts us on solid footing for an extended period of growth and success.
The desire for better food in developing countries is not a fad. People who have been introduced to more nutritious, protein-rich foods will not return to starch-based diets and the hundreds of millions of people still waiting to make this shift will not be denied.
As we recognized many years ago, this represents a significant continuing opportunity for your company – today and tomorrow – and we are well positioned to capitalize on it.

“MORE PEOPLE THROUGHOUT ASIA ARE EARNING
ENOUGH MONEY TO BUY BETTER FOOD – A POSITIVE
GLOBAL DEVELOPMENT THAT HAS TRANSLATED
INTO SUCCESS FOR YOUR COMPANY.”

            Source: FAO, British Sulphur, PotashCorp

4	L E T T E R T O S H A R E H O L D E R S

A PLATFORM FOR GROWTH
The best insight into our changing business environment is found in the markets of cities like Shanghai, Seoul, Mumbai and Jakarta – where people now expect better food – and in agricultural fields around the world.
Farmers are seeking to maximize the productivity of their land and they understand that the best way to do this is to improve the nutrient content in their soil. In India, you will see hundreds of farmers waiting in line for hours to purchase a single bag of fertilizer, with this scene being repeated all over the country.
Even though this use of fertilizer helped the world’s farmers grow record crops last year, food supply remains a pressing issue. Production of wheat and coarse grains in the 2007/2008 crop year is expected to fall short of consumption for the eighth time in nine years, straining already record-low inventories. Sustainable increases in food production must be achieved to feed the world’s rising population, now and over the long term.
Our life-giving products play an essential role in that productivity. In many regions, farmers have failed to adequately replenish the nutrients drawn from the soil by previous crops. That is one of the reasons corn yields in Asia are typically between one-quarter and one-half those achieved in North America.
While many countries have begun to increase their nutrient applications, they still have a long way to go. On a combined basis, farmers in China, India and Brazil need to more than double potash application rates to attain scientifically recommended levels. Growing economic strength, together with higher prices for crop commodities, is now providing motivation and money for farmers to invest in the necessary fertilizer products.
At PotashCorp, we are preparing to deliver on that need.
BRIDGING TODAY TO TOMORROW
Potash, the foundation of our company, is the ingredient with the greatest growth potential. While all three nutrients have been under-applied in many regions, this has been most pronounced in potash.
Farmers striving to correct that deficiency have pushed the world’s potash producers to their limits. As a result, supply is tight – with limited opportunity for our competitors to increase production at existing facilities.
Developing a greenfield mine takes five to seven years and presents many economic and logistical challenges. With no new significant mines announced, we have a pretty clear picture of global supply fundamentals for at least the next five years – and we like what we see. Potash supply is likely to remain tight, and much of the expected new capacity will be ours.
The Potash First strategy that has set our direction for many years has prepared us for these conditions. In a supply-driven market, we patiently and dutifully managed our production to minimize downside. Now we are in a position to demonstrate the power and potential of our potash capacity in a demand-driven market.
In 2007, we announced plans to invest $4.5 billion in expansion and debottlenecking projects at our potash operations. The increases in supply will come on stream incrementally over the next five years, allowing us to capture a significant share of growth in global demand. We expect this will lead to robust returns for your company for years to come.
In addition to our own Canadian operations, our potash-related investments in Jordan, Israel, Chile and China are increasingly valuable – not only for their financial contribution but for the additional insight we gain into emerging markets.

“IN AN ENVIRONMENT OF GROWING DEMAND AND TIGHT SUPPLY,
FARMERS NEED US TO PRODUCE MORE POTASH. WITH OUR
EXPERIENCE AND ASSETS, WE CAN DO THAT QUICKLY, AT LESS COST
THAN BUILDING A NEW MINE.”

5

THE POTENTIAL OF POTASHCORP
As pleased as we are with our performance in 2007, including a record $912 million in potash gross margin, we are far from reaching our full potential.
In 2007, tight supply/demand fundamentals led to significant potash price increases, with global spot markets nearly doubling. While we captured a portion of the benefit, rapidly rising ocean freight rates and a strengthening Canadian dollar had a noticeable impact on our performance. As a result, our growth was driven more by volumes than by margins for much of the year. By the third quarter, however, higher prices began to take hold and we expect the combination of greater margins and volumes to drive our business in 2008 and beyond.
In addition, volume increases reduce our per-tonne fixed production costs and mining taxes, further expanding our earnings. Our investments in offshore potash companies enhance our results even more, as these businesses benefit from the same market conditions and are expected to deliver increased earnings.
Our strength in potash is complemented by world-class assets and improving fundamentals in nitrogen and phosphate, which combined to contribute $969 million in gross margin in 2007. Rising demand for nitrogen tightened the market at the same time as higher ocean freight rates and European gas prices added pressure by diverting trade from the US market, increasing our nitrogen margins. We continued to generate significant nitrogen gross margin from our facility in Trinidad, with its lower-cost gas and easy access to the United States.
In phosphate, rising demand for fertilizers tightened markets while world prices for rock and sulfur inputs increased substantially, benefiting producers like PotashCorp with their own rock and lower sulfur costs. In addition to our strength in feed and industrial phosphate products, we capitalized on improved conditions in fertilizers.
Even after a year of record gross margin in all three nutrients, we believe this is only the beginning. Increasing our gross margin performance will be our focus as we move forward.
DELIVERING ON STAKEHOLDER EXPECTATIONS
As we continue to build our business, we remain firmly grounded by the expectations of our stakeholders. We operate with a long-term view and know that our success is built on strong partnerships with customers, employees, investors, suppliers and the communities where we live and do business. We will continue to work closely with these groups to contribute to their success – and ultimately enhance our operations.
Our Board of Directors understands the importance of our stakeholders and continues to lead us to deliver exceptional performance for the people who have put their trust, effort and capital behind this company.
Your company is in an unrivaled position to capitalize on growth in demand for fertilizer ingredients, especially potash. Yesterday, we dreamed about and planned for ways to maximize the value of PotashCorp’s incredible resources. Today, we are able to measure the results.
We move forward into tomorrow with a tremendous sense of excitement and optimism about our ability to deliver even greater performance.
William J. Doyle, President and Chief Executive Officer February 20, 2008

KEEPING PACE WITH GROWING DEMAND
Over the next several years, world potash demand is expected to grow on average by more than 2 million tonnes annually. That is roughly equivalent to the production from a world-class greenfield mine coming on stream every year. With no major greenfield projects in development, producers will be challenged to keep pace.
In response to global demand, PotashCorp’s announced projects will raise annual operational capacity from 10.8 million tonnes in 2007 to 15.7 by the end of 2012.

These projects – at Patience Lake, Cory, New Brunswick and Rocanville, as well as a previously announced project at Lanigan – are timed to come on stream incrementally over the next five years.
As we have done for the past 20 years, we will use only as much of this new capacity as is needed to meet growing market demand and capture the greatest value for our shareholders.

6	F I N A N C I A L H I G H L I G H T S

($ millions, except per-share data and percentages)

	2007	2006	2005	2004	2003	5-Year	10- Year
						CAGR[1]	CAGR

Financial Position

Current assets	1,811.3	1,310.2	1,110.8	1,243.6	733.9

Property, plant & equipment	3,887.4	3,525.8	3,262.8	3,098.9	3,108.1

Other long-term assets	4,017.9	1,381.0	984.3	784.3	725.3

Total assets	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3

Current liabilities	1,001.9	1,103.5	1,096.1	703.7	557.8

Long-term debt	1,339.4	1,357.1	1,257.6	1,258.6	1,268.6

Other long-term liabilities	1,356.6	976.1	871.7	778.9	767.1

Shareholders’ equity	6,018.7	2,780.3	2,132.5	2,385.6	1,973.8

Total liabilities & shareholders’ equity	9,716.6	6,217.0	5,357.9	5,126.8	4,567.3

Financial Results

Sales	5,234.2	3,766.7	3,847.2	3,244.4	2,799.0	19%	7%

Gross margin – Potash	912.3	561.1	707.4	422.8	203.7	33%	13%

Gross margin – Nitrogen	536.1	315.6	318.7	242.8	193.2	62%	15%

Gross margin – Phosphate	432.8	125.3	98.9	15.8	(16.5)	60%	8%

Total gross margin	1,881.2	1,002.0	1,125.0	681.4	380.4	44%	12%

Net income (loss)	1,103.6	631.8	542.9	298.6	(126.3)	83%	14%

Net income (loss) per share — diluted [2]	3.40	1.98	1.63	0.90	(0.40)	82%	14%

Cash provided by operating activities	1,688.9	696.8	865.1	658.3	385.5	40%	14%

Additions to property, plant & equipment	607.2	508.6	382.7	220.5	150.7

[1] Compound annual growth rate

[2] Adjusted for a two-for-one stock split in August 2004 and a three-for-one stock split in May 2007
Source: PotashCorp, at December 31

201%	142%	83%

Share Price Increase	Increase in Cash Provided	5-Year Net Income
year-over-year	by Operating Activities	CAGR
	year-over-year

Learn more in our online report:
7

RECORD GROSS MARGIN	$1.9 BILLION

Record performance in all three nutrient segments produced overall gross margin 88 percent above 2006 and 67 percent more than our previous high in 2005.
POTASH
In potash, exceptionally tight market conditions prevailed for most of the year. Higher prices, improved per-tonne production costs and record sales volumes led to a 63 percent rise in gross margin over 2006, when offshore volumes were impacted by lengthy price negotiations with China and India. With rising food demand, farmers in developing nations worked to improve crop yields that have been stunted by the historical under-application of potash. Growing demand for this key nutrient, coupled with supply constraints, shrank inventories to historically low levels and drove up prices globally, although the benefit of offshore price increases was partially offset by higher ocean freight rates and locked-in contract pricing to China and India.
NITROGEN AND PHOSPHATE
Nitrogen gross margin was up 70 percent year over year, with the majority of total margin coming from our Trinidad operations. Strong fundamentals led to realized price increases in most nitrogen products.
In phosphate, strong demand for solid and liquid fertilizers and rising costs for inputs like rock and sulfur drove up global prices in all major product categories. Largely self-sufficient in rock supply and benefiting from lower-cost North American sulfur, PotashCorp more than offset higher input costs, resulting in improved gross margin.

8	O P E R A T I O N S H I G H L I G H T S

Source: PotashCorp
MMT = million tonnes

preparing for
tomorrow, today
Anticipating the needs of tomorrow’s world, we took major steps in 2007 to prepare for increased potash demand in the years to come.
In keeping with our Potash First strategy, we completed and announced projects to strengthen our potash position and add long-term value to our company. These projects will build on our current operational capacity of 10.8 million tonnes, at a substantial saving of cost and time over equivalent greenfield capacity.

   “TODAY’S EXPANSIONS ARE THE PRODUCT OF
   YEARS OF PLANNING, WITH TOMORROW’S NEEDS
   ALWAYS IN MIND.”
   JIM DIETZ, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER

Learn more in our online report:
9

PROJECTS UNDERWAY IN 2007

2007	ALLAN	+0.4 MMT

A debottlenecking and compaction expansion project was completed at Allan in 2007.

2008	LANIGAN	+1.5 MMT

Lanigan’s $0.4 billion debottlenecking and compaction expansion project primarily entails refurbishing a mill that has been idle since the mid-1980s. New mill structures and equipment, along with upgraded ore hoisting and other underground equipment, will help raise operational capacity by 1.5 million tonnes, including 750,000 tonnes of additional compaction capability. Construction is scheduled to be completed in the second quarter of 2008.

2009	PATIENCE LAKE	+0.4 MMT

The Patience Lake facility, a solution mine, will add 360,000 tonnes via 20 new injection wells and the pumping and piping systems required to serve them. The project will cost $0.1 billion, with production to come on stream by 2009.

10	O P E R A T I O N S H I G H L I G H T S

                                 PROJECTS UNDERWAY IN 2007

2010	CORY	+1.2 MMT

The $0.9 billion project at Cory will add 1.2 million tonnes of operational capacity in 2010, including 750,000 tonnes of compaction capability. The expansion will enable Cory to produce red potash products in addition to the white product lines it currently offers. Storage, load-out and rail yard capabilities will be expanded to accommodate the new product mix and higher volumes.

2011	NEW BRUNSWICK	+1.2 MMT

At New Brunswick, $1.7 billion is being invested in a new 2-million-tonne mine and a 1.2-million-tonne enhancement to the existing mill. This expansion is strategically and logistically important, as it allows PotashCorp to capitalize on New Brunswick’s proximity to port and the growing Latin American market. This expansion is expected to be completed in 2011.

2012	ROCANVILLE	+2.0 MMT

A 2-million-tonne, $1.8 billion mine and mill expansion at Rocanville will enhance this low-cost, technologically advanced facility.

The expansion will leverage existing facilities and infrastructure to reduce construction costs by an estimated 25 percent and completion time by up to two years over equivalent greenfield capacity. An additional shaft will be sunk, providing two shafts with ore hoisting capabilities. Mining machines, underground services and power infrastructure will be added.

A new mill will be built adjacent to the existing mill. Storage, load-out and on-site rail capability will be modified to handle increased tonnes with minimal investment. Construction is scheduled to be complete at the end of 2012.

2013-15	POTENTIAL	+1.5 MMT

Other debottlenecking and expansion projects — with the potential to add up to 1.5 million tonnes of capacity at our existing Saskatchewan facilities — are currently under evaluation.

New compaction machines give our Allan mill the ability to produce more granular product.

Learn more in our online report:
T A R G E T S A N D R E S U L T S		11

Our business goals are linked to the vision and strategy guiding the company. Each year we set targets to advance our goals and monitor our progress toward them. The following table highlights results from several key targets and explains their significance to our business. For a complete list of our goals, targets and results, see our online Annual Report, keyword KPD.

TARGET Exceed total shareholder return performance for our sector[1] and companies on the DJUSBM[2] for 2007.

RESULTS Achieved total shareholder return of 202 percent, exceeding the 141 percent generated by our sector and the 30 percent return of the DJUSBM.

COMMENTS
Total shareholder return measures the amount returned to investors through capital gains and dividends. Performance against our peers illustrates our ability to execute strategies that maximize shareholder value. Operating under similar market conditions, and subject to the same macro trends as our competitors, our company outperformed both our sector and the DJUSBM.
2007 Total Shareholder Return

TARGET Carry a higher multiple than the average of other fertilizer companies on both earnings and cash flow.

RESULTS Throughout 2007, our multiples were higher than the average of other fertilizer companies on both earnings and cash flow.

COMMENTS
Carrying a higher multiple than our peers indicates that investors believe in our ability to grow future earnings at a greater rate, while minimizing volatility. We believe this confidence stems from our long track record of building value, our strong market position and our strategies for capitalizing on our strengths and the opportunities that lie ahead. With an unrivaled opportunity to bring on significant potash volumes and realize greater per-tonne margins, we are well positioned for future profitability, building a solid argument for the continued premium valuation of our stock relative to other fertilizer companies.

TARGET Reduce recordable injury rate by 15 percent and lost-time injury rate by 40 percent.

RESULTS Recordable injury rate increased by 9 percent. Lost-time injury rate was reduced by 48 percent.

COMMENTS
Although we achieved record performance for our company-wide lost-time injury rate and for the recordable injury rate in both our nitrogen and phosphate divisions, diminished performance in potash kept us from reaching our overall recordable injury rate target. Our Senior Safety Leadership Team will continue to work closely with site managers to refine Site Safety Action Plans to reduce risk of injury.

TARGET Fill at least 75 percent of senior staff openings with internal candidates.

RESULTS 85 percent of senior staff openings were filled with internal candidates.

COMMENTS
Of 60 senior staff openings in 2007, 51 were filled by promoting or transferring internal candidates, while only nine required recruitment of external candidates. This high internal fill-rate reflects our commitment to developing our employees, broadening the knowledge base throughout the company and lowering recruitment costs.

1 Sector Includes Mosaic, Agrium, Yara, ICL, SQM, K+S     2 Dow Jones US Basic Materials Index

1	THE WORLD NEEDS MORE FERTILIZER
A combination of conditions is challenging farmers to maximize yields and meet the growing agricultural needs of a changing world:

•  There are more mouths to feed. Population has more than doubled since 1950 and is expected to grow from 6.7 billion to 9.2 billion by 2050.

•  Incomes and meat consumption are rising. As incomes rise in Asia and other developing regions, millions of people are switching from starch- to protein-based diets, driving the grain-intensive production of livestock.

•  Biofuels are adding demand for crops. New demand for ethanol and other biofuels puts pressure on crops used for both food and fuel.

•  Per capita arable land is decreasing. Urbanization and population growth are diminishing available farmland per person.

•  Grain inventories are at record lows. Production of wheat and coarse grains is expected to fall short of consumption for the eighth time in nine years. Global inventories do not contain enough grain to feed the world for two months.

•  Global crop prices are rising. Low inventories and increasing demand are leading to higher crop prices, motivating farmers to maximize production.

•  Yields are low in many regions. Historical under-application of fertilizer has led to chronic low-yield performance in countries like China, India and Brazil where farmers produce only a fraction of the yields of their US counterparts.

            Source: Fertecon, IPNI, PotashCorp

6	K E Y S T O U N D E R S T A N D I N G O U R B U S I N E S S

Source: Fertecon, PotashCorp	*Since 2000

2		AMONG FERTILIZER NUTRIENTS, THE POTASH BUSINESS HAS ADVANTAGES

The potash industry enjoys advantages in both structure and market conditions that make it the best business in the fertilizer universe:

	•	Good deposits are rare. Economically viable potash deposits are uncommon and geographically concentrated. Approximately 50 percent of the world’s potash resources are located in Canada, primarily in Saskatchewan.

	•	Barriers to entry are high. Greenfield development is costly (about $2.5 billion for a 2-million-tonne mine in Saskatchewan, excluding infrastructure) and has a long lead time (five to seven years before production begins).

	•	There are few global producers. Only 12 countries produce potash, while approximately 160 consume it.

	•	Government ownership is low. Less government ownership means decisions are primarily market-driven, rather than politically motivated.

	•	Demand growth is great. Historical under-application of fertilizers is most pronounced in potash. Farmers are working to remedy this deficiency, but they still have a long way to go.

	•	Supply is constrained. Even with all producer expansions considered, tight supply is anticipated for at least the next five years. PotashCorp, with nearly one-quarter of the world’s current capacity and numerous expansion projects underway, is positioned to capture a significant share of future market growth.

	•	Earnings quality is high. Among our nutrient segments, potash is the most stable and provides the highest gross margin per dollar of sales.

3	POTASH IS THE CORE OF OUR BUSINESS

Anticipating today’s conditions – and tomorrow’s realities – PotashCorp has spent almost 20 years building the highest quality assets in the potash industry. We are the world’s largest producer, with five large low-cost mining and milling facilities in Saskatchewan and one in New Brunswick, plus a mining and processing agreement at a sixth Saskatchewan location.

In addition, we have strategic investments in four offshore potash businesses:

28 percent of Arab Potash Company Ltd. (APC), a producer in Jordan

10 percent of Israel Chemicals Ltd. (ICL), a producer in Israel

32 percent of Sociedad Quimica y Minera de Chile S.A. (SQM), a specialty producer in Chile

20 percent of Sinofert Holdings Limited (Sinofert), the largest distributor of potash and other fertilizers in China

4	OUR STRATEGIES EMPHASIZE EARNINGS GROWTH AND QUALITY

To deliver superior value to stakeholders – both now and in the long term – we have developed strategies that build on our competitive strengths to encourage earnings growth with minimal volatility.

Growth through potash. With significant increases in volumes, higher prices and lower per-tonne fixed costs on the horizon, potash holds the greatest growth potential among our segments and is our first consideration in business decisions. We prioritize choices that enhance our world-leading potash position, which include building on our own capacity, investing in other companies and repurchasing stock.

Minimize volatility in all three nutrients. Our world-class nitrogen and phosphate businesses complement our Potash First strategy. In each nutrient, we focus our strategies on unique competitive advantages that maximize margins and minimize volatility.

•	Potash For almost two decades, we have matched supply to market demand to minimize inventory overhang.

•	Nitrogen Our lower-cost Trinidad natural gas contracts, indexed to US ammonia prices, provide stability and a cost advantage over most US producers.

•	Phosphate Our high-purity rock gives us the unique ability to vary our product mix – including production of less cyclical, high-margin industrial and feed products.
        Source: PotashCorp

5	WE ARE UNIQUELY PREPARED TO MEET GROWING POTASH DEMAND
With unparalleled resources and plans for significant growth, we are well positioned to meet the needs of a diverse and growing potash market. In an industry marked by tight supply and high barriers to entry, PotashCorp is responding to rising demand by:

•	Maximizing existing capacity. By leveraging our expertise and utilizing our existing infrastructure, we are bringing on capacity in less time and at significantly less cost than equivalent greenfield development.

•	Broadening our global enterprise. By investing in international potash producers, we are benefiting from growth in all key world markets. APC in Jordan, for example, has logistical advantages in serving India’s rapidly growing market.
•	Investing in the distribution chain. Through Canpotex, we are investing in transportation infrastructure – including railcars and port facilities – that enables us to get our product to growing offshore markets. Through our interest in Sinofert, we have a stake in the primary distributor to the world’s largest fertilizer market.

•	Adding compaction capability. The ability to compact standard potash into granular product adds value and flexibility to our product mix. Demand for premium-priced granular product is increasing as farming technology advances in offshore countries.

Compaction expansions enable us to
make value-added granular (left) from
standard (right) and finer-grain product.

Learn more in our online report:

Keyword: Our Business

6	WE LIVE BY OUR CORE VALUES

In pursuing our company vision, we operate by the highest possible business standards and take into account factors beyond financial performance when evaluating our success.

By committing to and living by our core values, we:
•	Create long-term value for our shareholders

•	Build support and understanding among stakeholders

•	Foster a culture of accountability for employees

•	Improve satisfaction of our customers and partners

•	Focus on our pursuit of no harm to people, no accidents and no damage to the environment

•	Improve quality of life in our communities

18	P O T A S H C O R P M A J O R M A R K E T S

                       Source: FAO, British Sulphur, PotashCorp
key markets
The markets for our products continue to evolve, with emerging offshore economies creating significant opportunities for growth and North American markets providing greater stability. Understanding the conditions, trends and potential of our key markets is critical to anticipating and meeting the needs of our customers and building long-term value for our shareholders.

CHINA
Major Crops
Rice, wheat, corn, soybeans, vegetables and fruit

Potash (2007E)

Production	3.1 mmt	Exports	0 mmt

Imports	9.4 mmt	Demand	12.5 mmt
Source: Fertecon, PotashCorp
China Today...and Tomorrow
With 1.3 billion people, China uses more fertilizer than any other country. Much of its western terrain is unusable for agriculture, so southeastern China’s farmers often double- and triple-crop to meet production needs for crops like rice, fruits and vegetables. Balanced fertilization, particularly after decades of under-application of potash, is now better understood and is seen as crucial to improving yields.
China’s future growth will have a heavy impact on agriculture. As incomes rise and urbanization spreads, people spend more on better-quality food-especially meat. China’s meat consumption has almost quadrupled in 20 years and is expected to continue to grow significantly. Pork and beef production is grain-intensive, furthering the need for fertilizer to maximize yields.

Learn more in our online report:
19

SOUTHEAST ASIA
Major Potash Consuming Countries
Malaysia, Indonesia, Thailand, Vietnam, Phillipines
Major Crops
Rice, corn, oil palm, rubber, coffee, sugar cane, cassava, vegetables and fruit
Potash (2007E)

Production	0 mmt	Exports	0 mmt

Imports	4.1 mmt	Demand	4.1 mmt
Source: Fertecon, PotashCorp
Southeast Asia Today...and Tomorrow
With strengthening economies, countries in Southeast Asia are working to maximize crop yields to meet growing food demand. Malaysia and Indonesia are prominent players in the biofuel industry, with the latter being the world’s largest producer of palm oil, which is very potash intensive. Indonesia plans to diversify into ethanol and in 2007 set aside 2.2 million hectares for potash-dependent sugar cane and cassava.

INDIA
Major Crops
Rice, wheat, sorghum, pulse crops, sugar cane
Potash (2007E)

Production	0 mmt	Exports	0 mmt

Imports	4.5 mmt	Demand	4.5 mmt
Source: Fertecon, PotashCorp
India Today...and Tomorrow
As in China, India’s population (1.1 billion) and growing incomes are driving the need for more food and better diets. On average, more than half of Indian household expenditures are food-related. With 17 percent of the world’s population but only 11 percent of arable land, and yields typically ranging from 20 percent to 50 percent of those on equivalent US cropland, India’s need for fertilizer is clear.
Responding to a growing annual domestic grain deficit, India is developing strategies to improve agricultural production, including reversing its long-term under-application of potash and other fertilizer nutrients.

Source: Fertecon, IPNI, PotashCorp

20	P O T A S H C O R P M A J O R M A R K E T S

                        Source: USDA, AgraFNP, PotashCorp

BRAZIL
Major Crops
Soybean, sugar cane, corn, wheat, rice, coffee
Potash (2007E)

Production	0.7 mmt	Exports	0 mmt

Imports	6.7 mmt	Demand	7.4 mmt
Source: Fertecon, PotashCorp
Brazil Today...and Tomorrow
In the past decade, Brazil has emerged as an agricultural powerhouse – a virtual supermarket to the world. The ready availability of land, water and labor to increase crop and meat production has driven up exports to the European Union and the United States, but soaring demand in China has fueled much of Brazil’s export growth. Benefiting from strengthening global crop prices, lower production costs and advanced farming techniques, it has become the world’s number one exporter of sugar, ethanol, coffee, orange juice, tobacco, beef and poultry. The agri-food sector accounts for nearly a third of the country’s GDP.
Future growth in Brazilian agriculture will rely on potash as soils in most key growing areas are potassium-deficient.

FUTURE MARKETS

RUSSIA: After years of depressed conditions following the collapse of the Soviet Union and subsequent attempts at reform, Russia’s economy is slowly gaining momentum. Rising crop prices are expected to stimulate growth in its agricultural sector.

AFRICA: In Africa, where political instability has limited the growth of a sustainable agricultural industry, there is potential for an enormous increase in crop production and fertilizer consumption. As governments recognize the benefits of investing in agriculture, advancements are expected to occur.

21

NORTH AMERICA
Major Crops
Corn, wheat, soybeans, cotton
Potash – US (2007E)

Production	1.5 mmt	Exports	0.3 mmt

Imports	8.2 mmt	Demand	9.4 mmt
Potash – Canada (2007E)

Production	17.7 mmt	Exports	16.9 mmt

Imports	0 mmt	Demand	0.8 mmt
Source: Fertecon, PotashCorp
    Source: USDA, ProExporter

North America Today...Tomorrow
The US and Canada are major suppliers of food and fiber for the world, with the US accounting for 40 percent of the total global trade in wheat, corn, soybeans and cotton. Both countries are among the world’s most efficient agricultural producers – productivity in the US, for example, has improved by more than 1 percent per year since 1950, due largely to ongoing refinements in yield technology and increased understanding of the critical role of proper fertilization. Yields on North American farms far exceed those of India, China and Brazil, especially in corn, where US farms can produce as much as five times the output on the same amount of land.

The most significant and stable market, North America provides lower growth but a reliable base for fertilizer sales – a complement to rapidly growing offshore markets.
    Global Corn Yields
    Source: USDA

22	L I V I N G B Y O U R V A L U E S

from values to vision

In pursuit of our vision, we rely on core values that reflect the history and ongoing development of our company — values that define, inform and guide the way we do business. These values remind us of our continuing responsibility as a global leader and the importance of tomorrow in the decisions we make today.

For more information on our core values, please visit our Online Annual Report, keyword Core Values.

OUR CORE VALUES
We Operate with Integrity
Throughout our company, our employees are held to the highest standards of business conduct. We treat people fairly and communicate promptly, completely and accurately with all stakeholders.
Our Overriding Concern Is the Safety of People and the Environment
Our goal is simple: no harm to people, no accidents and no damage to the environment. Our commitment to safety and environmental stewardship is embedded in our culture and impacts all aspects of our operations, from the evaluation of our CEO’s performance to our mine reclamation initiatives.

Environmental initiatives like our mine reclamation efforts at Aurora, North Carolina show our commitment to both the environment and our communities. PotashCorp restores more than 1½ acres of wetlands for every acre our operations disturb, often to a condition better than its pre-mined state.

Learn more in our online report:

23

We Listen to All PotashCorp Stakeholders

By listening, we use what we learn to improve the company. We value our stakeholders’ opinions and are diligent in collecting feedback on our performance. Through surveys and meetings with customers, employees, neighbors, community leaders, policy makers and investors, we listen and cultivate relationships that keep us engaged with and responsive to the people upon whom our success relies.

We Seek Continuous Improvement

As an industry and community leader, we proactively look for ways to improve how we do business. By evaluating and refining our practices at every level of our organization through initiatives like our Best Practices meetings, we build value for our company, increase our efficiency and foster an atmosphere of responsive innovation.

We Share What We Learn

Education is at the core of our business. Internally, we ensure that all employees and contractors are informed, well-trained, engaged and committed to our vision and values. Externally, we teach safety to our communities and offer programs to explain how our products benefit the world.

We Are Accessible, Accountable and Transparent

Through disclosure vehicles like our annual triple-bottom-line sustainability report and website, we ensure our accountability by publicly setting goals and objectives for our economic, environmental and social performance. We are accessible to all stakeholders, helping them understand the company’s direction, values and progress.

Source: PotashCorp

Our annual Sustainability Report is an opportunity for us to publicly review our past and future economic, social and environmental performance. Available in summary form in print and comprehensively online, it provides valuable information on matters global and local, keeps us transparent and accountable for our actions and illustrates our commitment to stakeholder communications and engagement.

Learn more in our online report:
24	B O A R D O F D I R E C T O R S

POTASHCORP BOARD OF DIRECTORS

1 Frederick J. Blesi A,D

Glenview, IL Retired Chairman and CEO of PhosChem

2 William J. Doyle

Winnetka, IL President and CEO of PotashCorp

3 John W. Estey B,C

Glenview, IL President and CEO of S&C Electric Co.

4 Wade Fetzer III A,B

Glencoe, IL Director of Sinofert and Retired Partner with Goldman Sachs

5 Dallas J. Howe (Chair) A

Calgary, AB Owner and CEO of DSTC Ltd.
6 Alice D. Laberge C,D
Vancouver, BC
Corporate Director and former
President and CEO of Fincentric
Corporation
7 Jeffrey J. McCaig B,D
Calgary, AB
Chairman and CEO of
Trimac Group of Companies
8 Mary Mogford A,D
Newcastle, ON
Corporate Director and former
Ontario Deputy Minister of Finance
and Natural Resources
9 Paul J. Schoenhals B,C
Calgary, AB
Retired President and CEO of
Enform and former Chairman of
the PCS Crown corporation from
1987 to 1989
10 E. Robert Stromberg, QC C
Jackfish Lake, SK
Formerly associated with the law firm
Robertson Stromberg Pedersen
11 Keith G. Martell D
Saskatoon, SK
Executive Chairman of
First Nations Bank of Canada
12 Elena Viyella de Paliza C
Dominican Republic
President of Inter-Quimica, S.A.,
Monte Rio Power Corp and
Indescorp, S.A.

Committees:   A Corporate Governance and Nominating   B Compensation   C Safety, Health and Environment   D Audit

Learn more in our online report:

SENIOR MANAGEMENT		25

CORPORATE OFFICERS AND KEY MANAGEMENT

1 William J. Doyle

President and Chief Executive Officer

2 Wayne R. Brownlee

Executive Vice President and Chief Financial Officer

3 James F. Dietz

Executive Vice President and Chief Operating Officer

4 G. David Delaney

President PCS Sales

5 Garth W. Moore

President PCS Potash

6 Thomas J. Regan, Jr.

President PCS Phosphate and PCS Nitrogen
7 Barbara Jane Irwin
Senior Vice President
Administration
8 Joseph A. Podwika
Senior Vice President
General Counsel and Secretary
9 Robert A. Jaspar
Senior Vice President
Information Technology
10 Stephen F. Dowdle
Senior Vice President
Fertilizer Sales, PCS Sales
11 Denis A. Sirois
Vice President
and Corporate Controller
12 Daphne J. Arnason
Vice President
Internal Audit
13 Karen G. Chasez
Vice President
Procurement
14 John R. Hunt
Vice President
Safety, Health and Environment
15 Denita C. Stann
Director
Investor Relations

26	S H A R E H O L D E R I N F O R M A T I O N

Annual Meeting

The Annual Shareholders Meeting will be held at
10:30 a.m. Central Standard Time May 8, 2008 in
the Grand Salon, TCU Place, 35 – 22nd Street East,
Saskatoon, Saskatchewan.

It will be carried live on the company’s website,
www.potashcorp.com.

Holders of common shares as of March 13, 2008 are
entitled to vote at the meeting and are encouraged
to participate.

Dividends

Dividend amounts paid to shareholders resident in Canada
are adjusted by the exchange rate applicable on the
dividend record date. Dividends are normally paid in
February, May, August and November, with record dates
normally set approximately three weeks earlier. Future cash
dividends will be paid out of, and are conditioned upon,
the company’s available earnings. Shareholders who wish
to have their dividends deposited directly to their bank
accounts should contact the transfer agent and registrar,
CIBC Mellon Trust Company.

Registered shareholders can have dividends reinvested in
newly issued common shares of PotashCorp at prevailing
market rates.
Information for Shareholders Outside Canada
Dividends paid to residents in countries with which
Canada has bilateral tax treaties 2008 are generally subject to the 15 percent Canadian non - resident withholding tax.
Shareholders in the United States who have not filed a
W-9 are also subject to the backup withholding tax
(currently 28 percent). There is no Canadian tax on
gains from the sale of shares (assuming ownership of
less than 25 percent) or debt instruments of the
company owned by non-residents not carrying on
business in Canada. No government in Canada levies
estate taxes or succession duties.
Investor Inquiries
Denita Stann, Director, Investor Relations
Canada: (800) 667-0403          US: (800) 667-3930
e-mail: ir@potashcorp.com
Visit us at www.potashcorp.com
Corporate Offices
Canada:
Suite 500, 122 - 1st Avenue South, Saskatoon SK S7K 7G3
Phone: (306) 933-8500
US:
Suite 400, 1101 Skokie Boulevard, Northbrook IL 60062
Phone: (847) 849-4200

Common Share Prices and Volumes
This table sets forth the high and low
prices, as well as the volumes, for the
company’s common shares as traded
on the Toronto Stock Exchange and the
New York Stock Exchange (composite
transactions) on a quarterly basis.
Potash Corporation of Saskatchewan
Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

	Toronto Stock Exchange[1]			New York Stock Exchange
	High*	Low*	Volume	High*	Low*	Volume

2007
First Quarter	65.31	51.92	51,599,528	56.35	44.05	221,025,369
Second Quarter	86.21	61.02	51,480,129	80.85	52.82	220,781,704
Third Quarter	108.92	76.96	65,980,291	109.40	71.50	189,289,076
Fourth Quarter	148.89	94.30	67,978,612	151.90	97.36	239,545,310

Year 2007	148.89	51.92	237,038,560	151.90	44.05	870,641,459

2006
First Quarter	37.96	30.50	63,024,657	33.08	26.05	165,652,500
Second Quarter	39.00	28.93	56,060,451	35.47	26.28	162,390,900
Third Quarter	39.49	30.67	42,424,140	35.49	27.34	123,589,800
Fourth Quarter	56.96	37.75	58,463,577	49.06	33.83	185,087,100

Year 2006	56.96	28.93	219,972,825	49.06	26.05	636,720,300

2005
First Quarter	37.97	29.70	54,892,338	30.67	24.30	96,036,000
Second Quarter	44.04	32.80	40,296,027	35.56	26.42	89,500,200
Third Quarter	46.00	36.08	43,354,176	38.38	30.95	73,579,800
Fourth Quarter	36.30	28.25	66,542,436	31.11	24.26	138,311,700

Year 2005	46.00	28.25	205,084,977	38.38	24.26	397,427,700

[1] Trading prices are in Cdn $
*Data are adjusted for a two-for-one stock split in August 2004 and a three-for-one stock split in May 2007
Source: Thomson Financial

Learn more in our online report:

27

Common Share Transfer Agent
In Canada:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9
Phone: (416) 643-5500                (800) 387-0825
inquiries@cibcmellon.com            www.cibcmellon.com
In the United States:
Mellon Investor Services
P.O. Box 358016
Pittsburgh, PA 15252-8016
Phone: (201) 680-6578
e-mail: shrrelations@mellon.com            www.mellon.com
Shareholders with address changes or inquiries concerning their Potash Corporation of Saskatchewan Inc. stock are invited to contact:
CIBC Mellon Trust (address above), or
Joseph A. Podwika, Corporate Secretary
PotashCorp
Suite 500, 122 - 1st Avenue South
Saskatoon, SK 57K 7G3

Ownership
On February 20, 2008, there were 1,772 holders of record of the company’s common shares.
Shares Listed
Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: POT
Financial Reports and News Releases
Annual reports, interim reports and news releases are available on our website or by contacting the Investor Relations department.
NYSE Corporate Governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2007 Annual Report on Form 10-K.

Yearly POT Stock Price Since Inception* – NYSE Composite

2007 Monthly POT Stock Price* – NYSE Composite

POT Share Ownership – Geographic Distribution

Forward-Looking Statements
This 2007 Summary Annual Report contains forward-looking statements. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this Summary Annual Report including foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the results of negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes or other forms of work stoppage or slowdowns; changes in, and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2007 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Market and Industry Data Statement
Some of the market and industry data contained in this Summary Annual Report are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources used by us are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.
Information in the preparation of this Summary Annual Report is based on statistical data and other material available at February 20, 2008.
*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

Sources, Abbreviations, Terms and Measures

Abbreviated Company Names and Sources*
AgraFNP		AgraFNP Informa Ltd., Brazil
Agrium		Agrium Inc. (TSX and NYSE: AGU), Canada
APC		Arab Potash Company Ltd. (Amman: ARPT), Jordan
British Sulphur		British Sulphur Consultants, UK
Canpotex		Canpotex Limited, Canada
Doane		Doane Agricultural Services, USA
FAO		Food and Agriculture Organization of the United Nations
Fertecon		Fertecon Limited and Fertecon Research Centre Limited, UK
ICL		Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
IPNI		International Plant Nutrition Institute, USA
K+S		K+S Group (Xetra: SDF), Germany
Mosaic		The Mosaic Company (NYSE: MOS), USA
NYSE		New York Stock Exchange, USA
ProExporter		The ProExporter Network, USA
Sinofert		Sinofert Holdings Limited (HKSE, 0297.HK), China
SQM		Sociedad Quimica y Minera de Chile S.A. (Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Thomson Financial		Thomson Financial Inc., USA
TSX		Toronto Stock Exchange, Canada
USDA		US Department of Agriculture, USA
Yara		Yara International (Oslo: YAR), Norway

Fertilizer Measures
K2O tonne		Measures the potassium content of fertilizers having different chemical analyses
P2O5 tonne		Measures the phosphorus content of fertilizers having different chemical analyses
N tonne		Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne		Standard measure of the weights of all types of potash, phosphate and nitrogen products

Glossary of Terms
2007E		2007 Estimated
2008F		2008 Forecast
Canpotex		An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium)
Consumption vs Demand		Product applied vs product purchased
Greenfield		New operation built on undeveloped site
MMT		Million tonnes
North America		The North American market includes Canada and the United States
Offshore		Offshore markets include all markets except Canada and the United States
Operational Capacity		Equipment in a state of readiness to produce. While operational capacity is increased at mechanical completion of a project, a period of ramp-up may be required to achieve full operating levels.
PotashCorp		Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable

Scientific Terms
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	P2O5	phosphoric acid (liquid)
	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	MCP	monocalcium phosphate, 48.1% P2O5 (solid)
	DCP	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)
Potash	KCl	potassium chloride, 60-63.2% (solid)

A LOOK AT TOMORROW

POTASH SALES VOLUMES (MILLION TONNES)

2004	8.3
2005	8.2
2006	7.2
2007	9.4
2008F	10.1

POTASH GROSS MARGIN ($US MILLIONS)

2004	422.8
2005	707.4
2006	561.1
2007	912.3
2008F	2,200-2,300

NET INCOME ($US MILLIONS)

2004	298.6
2005	542.9
2006	631.8
2007	1,103.6
2008F	2,000-2,300

Source: PotashCorp

A LOOK AT TOMORROW
Strong world economic growth is expected to continue in 2008, with China and India leading the way. As people in Asia and other developing regions continue to consume more food and shift toward higher-protein diets, the pressure to improve crop yields will increase — and with it, fertilizer consumption.

Based on these factors, PotashCorp is forecasting potash sales volumes to grow by 7 percent in 2008. This increase, combined with rising prices and per-tonne efficiencies gained through additional volumes, is expected to drive potash gross margin to unprecedented levels - approximately 2½ times the 2007 record. Consolidated net income could double, rising to between $2.0 billion and $2.3 billion.